SILVERGROVE ADVISORS LLC
(SEC ID No. 8-68301)

FINANCIAL STATEMENT

DECEMBER 31, 2024

PUBLIC DOCUMENT

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document



PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68301

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Silvergrove Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 W. 40th Street, Suite 302
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian M. Moloney	(212) 878-8858	bmoloney@silvergroveadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Blvd, Suite 270	Walnut Creek	California	94598
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian M. Moloney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Silvergrove Advisors LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of New York
County of New York

YUTA NISHIDE
Notary Public - State of New York
NO. 01NI6422576
Qualified in New York County
My Commission Expires Sep 27, 2025

Signature: [signature]

Title: Managing Member & CCO

[signature]
Notary Public

On this 28th day of February, 2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SILVERGROVE ADVISORS LLC

TABLE OF CONTENTS



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Silvergrove Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Silvergrove Advisors LLC. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Silvergrove Advisors LLC. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Silvergrove Advisors LLC's management. Our responsibility is to express an opinion on Silvergrove Advisors LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Silvergrove Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Silvergrove Advisors LLC's auditor since 2024.
Walnut Creek, California
February 24, 2025

SILVERGROVE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	2,283,616
Accounts receivable		50,996
Prepaid expenses and other assets		24,792
Property and equipment, net of $4,525 accumulated depreciation		1,918
Operating lease right-of-use asset		94,677
Total assets	$	2,455,999

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accounts payable	$	7,523
Operating lease liability		96,377
Total liabilities		103,900
Member's capital		2,352,099
Total liabilities and member's capital	$	2,455,999

The accompanying notes are an integral part of this financial statement.

SILVERGROVE ADVISORS LLC

NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2024

1. **The Company**

Silvergrove Advisors LLC, a New Jersey limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, located in New York, New York, assists companies in raising capital through the private placement of securities and provides advisory services related to mergers and acquisitions. As a limited liability company, the liability of the managing member is limited to the value of his membership interest.

2. **Significant Accounting Policies**

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. Per management analysis, no allowance for credit losses was considered necessary as of December 31, 2024.

Property and Equipment
Property and equipment are valued at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset ranging from five to seven years.

Revenue Recognition
Fee income consists of retainer fees and success fees. Fee income from retainer fees is recorded over time as performance obligations are satisfied. Fee income from success fees is recognized at a point in time when a transaction is consummated within the specific terms of an agreement as the related performance obligation is to successfully broker a specific transaction. See Note 4, Revenue from Contracts with Customers, for further information.

In addition, at times, the Company receives restricted securities as payment on contracts for services rendered. For the year ended December 31, 2024, there were no such payments received.

2. **Significant Accounting Policies (continued)**

Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the balance sheet. As of the year ended December 31, 2024, there were no finance leases.

Income Taxes

The Company, a single member limited liability company, passes 100% of its taxable income and expenses to its sole member. Therefore, no liability for federal or state income taxes is included in this financial statement. However, the Company is liable for New Jersey Corporate Business Tax at a 9% rate.

The Company is no longer subject to examination by all major tax jurisdictions prior to 2020. The Company does not believe it has any uncertain tax provisions.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of investment banking services. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed above.

3. **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

3. **Fair Value Measurements (continued)**

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities

Securities consist of a certificate of deposit. Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Certificate of deposit	$ 758,272	-	-	$ 758,272

Certificate of deposit is based on quoted market prices in active markets for identical assets and liabilities.

NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2024

4. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

On January 15, 2020, the Company entered into an operating lease agreement for office space in New York, New York. The term of the lease began on February 1, 2020 and was amended to expire on December 31, 2026. For the year ended December 31, 2024, information pertaining to this operating lease was as follows:

Supplemental Information	
Operating Lease ROU Asset	
ROU asset as of January 1, 2024	$ 138,606
Amortization of ROU assets for the year ended December 31, 2024	(43,929)
Operating lease ROU asset as of December 31, 2024	$ 94,677
Remaining lease term	24 months
Discount rate	5.0%

Maturities of Operating Lease Liability	
2025	$ 49,680
2026	51,419
Total lease payments	$ 101,099
Less imputed interest	(4,722)
Total operating lease liability	$ 96,377

5. Revenues from Contracts with Customers

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. A receivable related to revenue from contracts with customers was $28,000 and $50,996 as of January 1, 2024 and December 31, 2024, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. As of both January 1, 2024 and December 31, 2024, there was no deferred retainer revenue.

6. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2024, the Company maintains cash balances which, at times, may exceed federally insured limits. At December 31, 2024, the Company exceeded the federally insured limit of $250,000 per institution by $1,803,616. The Company has not experienced any losses on its cash deposits.

At December 31, 2024, 100% of accounts receivable was due from two clients.

7. Commitments and Contingencies

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $2,292,497 which was $2,267,497 in excess of its required capital. The Company's net capital ratio was .0041 to 1.

9. Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition in the financial statement through the date that the financial statement was available to be issued, which was the date of the Report of Independent Registered Public Accounting Firm and noted no events requiring disclosure or recognition.